SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Standard Management Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853612 10 9

(CUSIP Number)

Sam Schmidt

2202 Chatsworth Court

Henderson, Nevada 89074

(702) 454-7227

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

March 9, 2007

(Date of Event Which Requires

Filing of this Statement)

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CUSIP NO.:	853612 10 9

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(1) Names of reporting persons .........................................................................................	Sheila J. Schmidt
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only ....................................................................................................................

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(4) Source of Funds (see instructions)......................................................................................	PF

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(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0

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(8) Shared voting power .............................................................................	3,000,000

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(9) Sole dispositive power ..........................................................................	3,000,000

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(10) Shared dispositive power ....................................................................	0

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(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	3,000,000

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	8.29%

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(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	853612 10 9

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(1) Names of reporting persons .........................................................................................	Sam Schmidt
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only ....................................................................................................................

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(4) Source of Funds (see instructions)......................................................................................	PF

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(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0

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(8) Shared voting power .............................................................................	11,900,000

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(9) Sole dispositive power ..........................................................................	11,900,000

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(10) Shared dispositive power ....................................................................	0

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(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	11,900,000

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	32.90%

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(14) Type of reporting person (see instructions) ......................................................................	IN

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CUSIP NO.:	853612 10 9

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(1) Names of reporting persons .........................................................................................The Schmidt Family Trust

dated September 29, 1982
S.S. or I.R.S. Identification Nos.
of above persons (entities only).....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only ....................................................................................................................

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(4) Source of Funds (see instructions)......................................................................................	PF

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(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization .................................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power .................................................................................	0

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(8) Shared voting power .............................................................................	17,000,000

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(9) Sole dispositive power ..........................................................................	0

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(10) Shared dispositive power ....................................................................	17,000,000

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(11) Aggregate amount beneficially owned by each

reporting person....................................................................................................................	17,000,000

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ........................................................	47.00%

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(14) Type of reporting person (see instructions) ......................................................................	OO

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ITEM 1. Security and Issuer

Name of issuer:	Standard Management Corporation

Address of issuer’s

principal executive offices:	10689 North Pennsylvania Street
Indianapolis, Indiana 46280

Title of class of securities:	Common Stock

ITEM 2.	Identity and Background

(a) Name of person filing:	Shelia J. Schmidt, as custodian
Sam Schmidt
The Schmidt Family Trust dated September 29, 1982
(Marvin J. Schmidt and Judean A. Schmidt, Trustees)

(b) Residence or business address:

Sam Schmidt and Sheila J. Schmidt	2202 Chatsworth Court
Henderson, Nevada 89074

The Schmidt Family Trust	282 Francisco Street
Henderson, Nevada 89014

(c)	Present principal occupation and
name, principal business and address
where employment is conducted:	Investment Manager (Sam Schmidt)
Performance Consulting Inc.

2202 Chatsworth Court

Henderson, Nevada 89074

(d)	During the last five years the persons filing this statement have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the persons filing this statement have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the persons filing this statement were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

ITEM 3. Source and Amount of Funds or Other Consideration.

The purchase of the shares by The Schmidt Family Trust was funded by funds in the trust.

ITEM 4. Purpose of Transaction.

The shares were acquired from the issuer as an investment to provide additional capital to the issuer. The shares were purchased in partial satisfaction of an obligation under a letter agreement between Sam Schmidt and the

Issuer, pursuant to which Sam Schmidt agreed to purchase a total of 20 million shares of the Issuer’s common stock subject to certain conditions (the “Letter Agreement”). The first 3 million of such shares were purchased on February 23, 2007 by Sheila J. Schmidt as custodian for the minor children of Sam and Sheila J. Schmidt. The remaining 17 million of such shares were purchased on March 9, 2007 by The Schmidt Family Trust dated September 29, 1982. The Letter Agreement, as more fully described in Item 6 below, also provides for the designation of two directors for the Issuer by Sam Schmidt, a Voting Agreement and for the granting by the purchasers thereunder to certain executive officers of the Issuer of an option to purchase up to five million of the shares purchased pursuant to the Letter Agreement. The reporting persons have other no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)	Amount beneficially owned by Sheila J. Schmidt:	3,000,000	*

Amount beneficially owned by Sam Schmidt:	11,900,000	**

Amount beneficially owned by The Schmidt Family Trust:	17,000,000	**

Amount beneficially owned by Group:	20,000,000

Percent of class:	Sheila J. Schmidt:	8.29%
Sam Schmidt:	32.90%
The Schmidt Family Trust:	47.00%
Group	55.29%

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*

Consists of 1,500,000 shares of common stock owned as custodian for each of two minor children. Sheila J. Schmidt has sole dispositive control over such shares in connection with each such custodianship arrangement. Her voting control is shared by virtue of a Voting Agreement, as described in Item 6.

**

Sam Schmidt entered into the Letter Agreement with the Issuer pursuant to which he agreed to purchase, or cause affiliates or other related persons to purchase, an aggregate of 20 million shares of the Issuer’s common stock, subject to certain conditions. The shares of common stock purchased by Sheila J. Schmidt as custodian for the minor children of Sam Schmidt and Sheila J. Schmidt and by The Schmidt Family Trust were each purchased in partial satisfaction of this obligation and, accordingly, Sam Schmidt, Sheila J. Schmidt and The Schmidt Family Trust were acting in concert with respect to the purchase of these shares. Prior to the purchase by The Schmidt Family Trust, Mr. Schmidt was the owner of a $2.5 million 6% convertible note that was currently convertible into 762,195 shares of the Issuer’s common stock, which Mr. Schmidt was deemed to own beneficially pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Upon the purchase of the shares by The Schmidt Family Trust under the Letter Agreement, this convertible note was exchanged for a replacement secured note that is not convertible into Issuer common stock, and Mr. Schmidt, therefore, ceased to beneficially own these shares. Mr. Schmidt does not own any Issuer common stock of record in his name at this time. However, The Schmidt Family Trust has granted Mr. Schmidt an option, as described more fully in Item 6, to purchase up to 11,900,000 shares of the Issuer’s common stock. Mr. Schmidt and The Schmidt Family Trust are also parties to the Voting Agreement described in Item 6.

(b) Number of shares as to which Sheila J. Schmidt has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	3,000,000
(iii)	Sole power to dispose or to direct the disposition of:	3,000,000
(iv)	Shared power to dispose or to direct the disposition of:	0

Number of shares as to which Sam Schmidt has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	11,900,000
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	11,900,000

Number of shares as to which The Schmidt Family Trust has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	17,000,000
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	17,000,000

Number of shares as to which the Group in the aggregate has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	20,000,000
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	20,000,000

(c)	No transactions in the Issuer’s common stock were effected by the reporting persons during the past 60 days except for:

(1)	the purchase on February 23, 2007 from the Issuer of 3 million shares at a price of $0.10 per share by Sheila J. Schmidt, as custodian for the minor children of Sam Schmidt and Sheila J. Schmidt;

(2)	the purchase on March 9, 2007 from the Issuer of 17 million shares at a price of $0.10 per share by The Schmidt Family Trust;

(3)	the granting on March 9, 2007 by The Schmidt Family Trust to Ronald D. Hunter of an immediately exercisable option to purchase 3 million shares at an option price of $0.20 per share;

(4)	the granting on March 9, 2007 by The Schmidt Family Trust to Mark B. L. Long of an immediately exercisable option to purchase 1 million shares at an option price of $0.20 per share;

(5)	the granting on March 9, 2007 by The Schmidt Family Trust to Martial R. Knieser M.D. of an immediately exercisable option to purchase 1 million shares at an option price of $0.20 per share;

(6)	the granting on March 9, 2007 by The Schmidt Family Trust to Sam Schmidt of an immediately exercisable option to purchase 11,900,000 million shares at an option price of $0.20 per share; and

(7)

the disposition to the Issuer on March 9, 2007 by Sam Schmidt of a $2.5 million 6% convertible note that was currently convertible into 762,195 shares of the Issuer’s common stock, in exchange for a $2.5 million secured note from the Issuer that is not convertible into Issuer common stock.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, other than the minor children of Sheila J. Schmidt and Sam Schmidt in connection with the custodianship arrangement pursuant to which the shares are held.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Letter Agreement to which Sam Schmidt and the Issuer are parties required Mr. Schmidt and/or designated affiliates (the “Schmidt Parties”) to make an initial purchase of 3 million shares of the Issuer’s common stock at a purchase price of $0.10 per share. This purchase was made on February 23, 2007 by Sheila J. Schmidt (Mr. Schmidt’s spouse) as custodian for the minor children of Mr. and Mrs. Schmidt.

Mr. Schmidt also agreed that the Schmidt Parties would purchase an additional 17 million of the Issuer’s common shares for an aggregate purchase price of $1,700,000 subject to the fulfillment of certain conditions. On March 9, 2007, The Schmidt Family Trust dated September 29, 1982 (“The Schmidt Family Trust”) purchased such shares. In connection with that purchase, and pursuant to the Letter Agreement, the Issuer provided to Mr. Schmidt a first priority security interest in certain real estate located in Bloomington, Indiana, owned by a subsidiary of the Issuer, to secure existing indebtedness in the principal amount of $2.5 million owed to Mr. Schmidt by the Issuer pursuant to a 6% convertible note due 2008 (the “Convertible Note”). The Issuer sold the Convertible Note to Mr. Schmidt in November 2004. In connection with the granting of the security interest, the Convertible Note was cancelled and replaced with a replacement note that is not convertible into common stock. The Issuer also granted Mr. Schmidt a first priority security interest in the personal property of the Issuer and a pledge of the shares of the Issuer’s subsidiary, Precision Healthcare, Inc., to secure the same indebtedness.

Mr. Schmidt, Mrs. Schmidt and The Schmidt Family Trust entered into a Voting Agreement dated March 9, 2007, with the Issuer pursuant to which they agreed to vote the purchased shares for the election to the Issuer’s board of directors at the annual meetings held in 2007, 2008 and 2009 of Mr. Schmidt (or a designee of Mr. Schmidt), Mr. Dennis King (or another designee of Mr. Schmidt), Mr. Ronald D. Hunter, James H. Steane II, and Mr. Dainforth B. French, Jr.  Mr. Hunter, Mr. Steane and Mr. French are all of the current members of the board of directors of the Issuer.

Also on March 9, 2007, The Schmidt Family Trust granted options to purchase three million of the Issuer’s common shares to Mr. Ronald D. Hunter, one million of the Issuer’s common shares to Dr. Mark B.L. Long, and one million of the Issuer’s common shares to Dr. Martial R. Knieser. The exercise price of the options is $0.20 per share, and the options have a term of two years. Each of Mr. Hunter, Dr. Long and Dr. Knieser is an officer of the Issuer. In addition, on March 9, 2007, The Schmidt Family Trust granted an option to Mr. Schmidt with a term of two years to purchase 11,900,000 shares of the Issuer’s common stock at an exercise price of $0.20 per share.

Mr. Schmidt, Mrs. Schmidt and The Schmidt Family Trust entered into a Registration Rights Agreement dated March 9, 2007, with the Issuer pursuant to which the Issuer is required within a specified period to register the resale of the shares purchased by the Schmidt Parties.

Pursuant to the Letter Agreement, within 15 days after the earlier of (i) the purchase by the Schmidt Parties of all of the shares contemplated by the Letter Agreement (that is, March 9, 2007), or (ii) the Issuer’s sale of Precision Healthcare, Inc. to Universal HealthCare Company, LLC, the Issuer is obligated to repay certain indebtedness owed either to Mr. Schmidt or his affiliates in the approximate principal amount of $200,000.

The Reporting Persons have not entered into any other contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

ITEM 7. Material to Be Filed as Exhibits.

99.1	Written Agreement Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).

99.2

Letter Agreement between Sam Schmidt and Standard Management Corporation, incorporated by reference to Exhibit 99.1 to the Current Report of Standard Management Corporation on Form 8-K (File No. 0-20882) filed March 1, 2007.

99.3

Voting Agreement dated March 9, 2007, by and among Sam Schmidt, Sheila J. Schmidt, as custodian for the minor children of Sam Schmidt and Sheila J. Schmidt, The Schmidt Family Trust dated September 29, 1982, and Standard Management Corporation.

99.4	Option Agreement dated March 9, 2007, by and among The Schmidt Family Trust dated September 29, 1982, and Ronald D. Hunter, Mark B. L. Long and Martial R. Knieser, M.D.

99.5	Option Agreement dated March 9, 2007, by and between The Schmidt Family Trust dated September 29, 1982, and Sam Schmidt.

99.6

Registration Rights Agreement dated March 9, 2007, by and among Standard Management Corporation, Sam Schmidt, Sheila J. Schmidt as custodian for the minor children of Sam Schmidt and Sheila J. Schmidt and The Schmidt Family Trust dated September 29, 1982.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March __, 2007	/s/ Sheila J. Schmidt
Sheila J. Schmidt

/s/ Sam Schmidt
Sam Schmidt

/s/ Marvin L. Schmidt
Marvin L. Schmidt, as Trustee of
The Schmidt Family Trust dated
September 29, 1982

/s/ Judean A. Schmidt
Judean A. Schmidt, as Trustee of
The Schmidt Family Trust dated
September 29, 1982